Sub-Item 77C: Submission of matters to a vote of security holders

At Registrant's Annual Meeting of Shareholders held on January 9, 1998, a proposal to amend the Articles of Incorporation, that would give shareholders the right to tender their shares during the current year, was voted upon. There were 1,062,871 shares voted for and 2,275,247 shares voted against the charter amendment. 181,955 shares abstained and 2,710,474 shares were broker non-votes.